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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                               ________________

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
                       (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934
                  and Rule 13e-3 (Sec. 240.13e-3) thereunder)


                               ________________

                       Eagle Point Software Corporation

          ___________________________________________________________
                             (Name of the Issuer)


                       Eagle Point Software Corporation
                              JB Acquisitions LLC
                            Talon Acquisition Corp.
                                 John F. Biver

          ___________________________________________________________
                     (Name of Person(s) Filing Statement)


                    Common Stock, par value $.01 per share

          ___________________________________________________________
                        (Title of Class of Securities)

                                   269824108

         ____________________________________________________________
                     (CUSIP Number of Class of Securities)

                               Dennis J. George
       Vice President, Chief Financial Officer, Secretary and Treasurer
                       Eagle Point Software Corporation
                              4131 Westmark Drive
                           Dubuque, Iowa  52002-2627
                                (319) 556-8392
          ___________________________________________________________
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications
                   on Behalf of Person(s) Filing Statement.)
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                                 WITH COPY TO:

    Larry A. Barden, Esq.                              Steven J. Dickinson, Esq.
  Sidley Austin Brown & Wood                             Dorsey & Whitney LLP
        Bank One Plaza                                   801 Grand, Suite 3900
   Chicago, Illinois 60603                               Des Moines, IA  50309
        (312) 853-7785                                      (515) 283-1000

This statement is filed in connection with (check the appropriate box):

     a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. / / The filing of a registration statement under the Securities Act of 1933.
     c.        / /  A tender offer.

     d.       /  /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION                                       AMOUNT OF FILING FEE
$22,795,298*                                                       $4,560

* Note: The Transaction Valuation is calculated by adding (x) the product of $6.40, the per share merger consideration, and 3,392,513, the aggregate number of shares of Common Stock outstanding (other than shares owned by JB Acquisitions and its affiliates), and (y) $1,083,215, the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of Common Stock in consideration of the cancellation of such options. The amount of the filing fee was calculated pursuant to Rule 0-11(c) of the Securities Exchange Act of 1934, as amended by multiplying l/50th of one percent by the Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $4,560
Form or Registration No.:  Schedule 14A
Filing Party:  Eagle Point Software Corporation
Date Filed:  August 17, 2001

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                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being jointly filed by each of (i) Eagle Point Software Corporation, a Delaware corporation ("Eagle Point"), (ii) JB Acquisitions LLC, a Delaware limited liability company ("JB Acquisitions"), (iii) Talon Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of JB Acquisitions ("Talon"), and (iv) John F. Biver ("Biver") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Eagle Point, JB Acquisitions and Talon are parties to an Agreement and Plan of Merger, dated as of July 12, 2001 (the "Merger Agreement"), pursuant to which Talon will be merged with and into Eagle Point, under the terms and subject to the conditions set forth in the Merger Agreement. Biver, a founder, director and former executive officer of Eagle Point is founder and sole member of JB Acquisitions. A copy of the Merger Agreement has been filed by Eagle Point as Annex A to the preliminary proxy statement of Eagle Point (the "Proxy Statement"), which is filed as Exhibit (a) to this Transaction Statement.

The information contained in this Transaction Statement concerning Eagle Point, JB Acquisitions, Talon and Biver was supplied by Eagle Point, JB Acquisitions, Talon and Biver, respectively. No party to this Transaction Statement takes responsibility for the accuracy of the information provided by any other party to this Transaction Statement.

The answers set forth below also constitute the cross reference sheet being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. Unless otherwise indicated, all cross references below are to captions and subcaptions in the text of, or annexes to, the Proxy Statement without reference to the form of Proxy Card, Letter to Stockholders or Notice of Meeting. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference as set forth in the cross reference sheet below and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Proxy Statement and such annexes. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Proxy Statement.

                             CROSS REFERENCE SHEET

Item 1. Summary Term Sheet.

The information set forth in the section of the Proxy Statement entitled "Summary" is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The information set forth in the section of the Proxy Statement entitled "The Parties" is incorporated herein by reference.

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(b) Securities.

The class of equity securities that is the subject of the Rule 13e-3 transaction to which this Transaction Statement relates is common stock, $.01 par value, of Eagle Point ("Common Stock"). The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting -- Vote of Eagle Point stockholders required for adoption of the merger agreement" is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the section of the Proxy Statement entitled "Market for the Common Stock -- Eagle Point common stock market price and dividend information" is incorporated herein by reference.

(d) Dividends.

The information set forth in the section of the Proxy Statement entitled "Market for the Common Stock -- Eagle Point common stock market price and dividend information" is incorporated herein by reference.

(e) Prior Public Offerings.

Eagle Point has made no underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation A thereunder.

(f) Prior Stock Purchases.

The information set forth in the section of the Proxy Statement entitled "Securities Ownership" is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a) Name and Address.

This Transaction Statement is being filed by Eagle Point, which is the subject company, and JB Acquisitions LLC, Talon Acquisition Corp. and John F. Biver, the acquiring entities. The information set forth in the sections of the Proxy Statement entitled "The Parties" and "Controlling Persons, Directors and Executive Officers of Eagle Point, JB Acquisitions and Talon -- Background of named persons" is incorporated herein by reference.

(b) Business and Background of Entities.

The information set forth in the sections of the Proxy Statement entitled "The Parties" and "Controlling Persons, Directors and Executive Officers of Eagle Point, JB Acquisitions and Talon -- Background of named persons" is incorporated herein by reference.

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(c) Business and Background of Natural Persons.

The information set forth in the section of the Proxy Statement entitled "Controlling Persons, Directors and Executive Officers of Eagle Point, JB Acquisitions and Talon -- Background of named persons" is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the sections of the Proxy Statement entitled "Summary," "Information Concerning the Special Meeting -- Vote of Eagle Point stockholders required for adoption of the merger agreement," "Special Factors -- Background of the merger," "-- Factors considered by the board of directors and the special committee of the board of directors," "--Opinion of Eagle Point's financial advisor," "-- Plans for Eagle Point following the merger and certain effects of the merger," "-- Accounting treatment" and "-- U.S. federal income tax consequences of the merger" is incorporated herein by reference.

(c) Different Terms.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Conflicts of interest and other interests of certain persons in the merger and certain relationships" is incorporated herein by reference.

(d) Appraisal Rights.

The information set forth in the section of the Proxy Statement entitled "Dissenters' Rights of Appraisal" is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders.

None.

(f) Eligibility for Listing or Trading.

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Certain transactions" is incorporated herein by reference.

(b) Significant Corporate Events.

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The information set forth in the section of the Proxy Statement entitled
"Special Factors -- Background of the merger" is incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Background of the merger" is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities.

Eagle Point makes an annual grant of stock options, on a discretionary basis, to each of its executive officers, usually at the time of its August board meeting. Additionally, Eagle Point's outside, non-employee directors are granted 2,000 stock options upon their election to the board of directors and are annually granted 4,000 additional options at the time of Eagle Point's annual stockholders' meeting. The information set forth in the sections of the Proxy Statement entitled "Summary" and "Special Factors -- Conflicts of interest and other interests of certain persons in the merger and certain relationships" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.

The information set forth in the sections of the Proxy Statement entitled "Summary -- Purpose, background and effects of the merger and related transactions" and "Special Factors -- Plans for Eagle Point following the merger and certain effects of the merger" is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Proxy Statement entitled "Summary -- Purpose, background and effects of the merger and related transactions," "Special Factors -- Background of the merger" and "-- Plans for Eagle Point following the merger and certain effects of the merger" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes.

The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Background of the merger," "-- Recommendation of Eagle Point's board of directors and fairness of the merger" and "-- Opinion of Eagle Point's financial advisor" is incorporated herein by reference.

(b) Alternatives.

The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Background of the merger," "-- Recommendation of Eagle Point's board of directors and fairness of the merger" and "-- Opinion of Eagle Point's financial advisor" is incorporated herein by reference.

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(c) Reasons.

The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Background of the merger," "-- Recommendation of Eagle Point's board of directors and fairness of the merger," "-- Factors considered by the board of directors and the special committee of the board of directors" and "-- Opinion of Eagle Point's financial advisor" is incorporated herein by reference.

(d) Effects.

The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About Eagle Point's Merger and the Special Meeting of Stockholders," "Special Factors -- Background of the merger," "-- Recommendation of Eagle Point's board of directors and fairness of the merger," "-- Opinion of Eagle Point's financial advisor" and "-- U.S. federal income tax consequences of the merger" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness.

The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Recommendation of Eagle Point's board of directors and fairness of the merger" and "-- Position of Mr. Biver regarding the merger" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.

The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Background of the merger," "-- Factors considered by the board of directors and the special committee of the board of directors,"
"-- Opinion of Eagle Point's financial advisor" and "-- Position of Mr. Biver regarding the merger" is incorporated herein by reference.

(c) Approval of Security Holders.

The transaction is not structured in such a way that approval of at least a majority of unaffiliated security holders is required. The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting -- Vote of Eagle Point stockholders required for adoption of the merger agreement" is incorporated herein by reference.

(d) Unaffiliated Representative.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Factors considered by the board of directors and the special committee of the board of directors" is incorporated herein by reference.

(e) Approval of Directors.

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The information set forth in the sections of the Proxy Statement entitled
"Special Factors -- Background of the merger" and "-- Recommendation of Eagle Point's board of directors and fairness of the merger" is incorporated herein by reference.

(f) Other Offers.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Background of the merger" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Opinion of Eagle Point's financial advisor" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Background of the merger," "-- Opinion of Eagle Point's financial advisor" and "Annex C -- Opinion of Duff & Phelps, LLC" is incorporated herein by reference.

(c) Availability of Documents.

The opinion of Duff & Phelps, LLC will be made available for inspection and copying at the principal executive offices of Eagle Point during its regular business hours by any interested equity security holder of Eagle Point or representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Source and amount of funds" is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Source and amount of funds" is incorporated herein by reference.

(c) Expenses.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Fees and expenses" is incorporated herein by reference.

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(d) Borrowed Funds.

The information set forth in the section of the Proxy Statement entitled "Special Factors -- Source and amount of funds" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Proxy Statement entitled "Securities Ownership" is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Proxy Statement entitled "Securities Ownership," "Controlling Persons, Directors and Executive Officers of Eagle Point, JB Acquisitions and Talon -- Recent transactions in Eagle Point common stock," "The Merger Agreement -- Conversion of securities," "--Exchange of securities" and "--Stock options" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting -- Vote of Eagle Point stockholders required for adoption of the merger agreement," "Special Factors -- Factors considered by the board of directors and the special committee of the board of directors," "-- Position of Mr. Biver regarding the merger" and "-- Conflicts of interest and other interests of certain persons in the merger and certain relationships" is incorporated herein by reference.

(e) Recommendations of Others.

The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Recommendation of Eagle Point's board of directors and fairness of the merger," "-- Factors considered by the board of directors and the special committee of the board of directors" and "-- Position of Mr. Biver regarding the merger" is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information.

The information set forth in the sections of the Proxy Statement entitled "Eagle Point Software Corporation Selected Financial Data" and "Where You Can Find More Information" is incorporated herein by reference.

(b) Pro Forma Information.

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Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

None.

(b) Employees and Corporate Assets.

None.

Item 15. Additional Information.

(b) Other Material Information.

None.

Item 16. Exhibits.

(a) Preliminary Proxy Statement, dated as of August 17, 2001, together with form of Proxy, Letter to Stockholders and Notice of Meeting.

(b)(1) Commitment Letter, dated as of July 12, 2001, between Dubuque Bank and Trust Company and JB Acquisitions.

(b)(2) Form of Promissory Note from Eagle Point to Rodney L. Blum and Dennis J. George.

(b)(3) Form of Personal Guaranty of Mr. and Mrs. John F. Biver.

(c)(1) Fairness Opinion of Duff & Phelps, LLC, dated as of July 12, 2001 (set forth as Annex C to the Proxy Statement).

(c)(2) Presentation of Duff & Phelps, LLC to the special committee of Eagle Point's board of directors, dated as of April 30, 2001.

(c)(3) Presentation of Duff & Phelps, LLC to the special committee of Eagle Point's board of directors, dated as of July 9, 2001.

(d) Agreement and Plan of Merger, dated as of July 12, 2001, by and among Eagle Point, JB Acquisitions and Talon (set forth as Annex A to the Proxy Statement).

(f) Section 262 of the Delaware General Corporation Law (set forth as Annex D to the Proxy Statement).

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After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2001                 EAGLE POINT SOFTWARE CORPORATION


                                       By:  Dennis J. George
                                            -----------------------------------
                                            Name:  Dennis J. George
                                            Title: Vice President, Chief
                                                   Financial Officer, Treasurer
                                                   and Secretary


                                       JB ACQUISITIONS LLC


                                       By:  John F. Biver
                                            -----------------------------------
                                            Name: John F. Biver
                                            Title: Manager


                                       TALON ACQUISITION CORP.


                                       By:  John F. Biver
                                            -----------------------------------
                                            Name:  John F. Biver
                                            Title: President and Chief
                                                   Executive Officer


                                       JOHN F. BIVER


                                            John F. Biver
                                            -----------------------------------

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                                 EXHIBIT INDEX

The following is a list of the exhibits filed herewith:

Exhibit No.         Exhibit Description
-----------         -------------------

(a) Preliminary Proxy Statement, dated as of August 17, 2001, together with form of Proxy, Letter to Stockholders and Notice of Meeting.

(b)(1) Commitment Letter, dated as of July 12, 2001, between Dubuque Bank and Trust Company and JB Acquisitions.

(b)(2) Form of Promissory Note from Eagle Point to Rodney L. Blum and Dennis J. George.

(b)(3)        Form of Personal Guaranty of Mr. and Mrs. John F. Biver.

(c)(1) Fairness Opinion of Duff & Phelps, LLC, dated as of July 12, 2001 (set forth as Annex C to the Proxy Statement).

(c)(2) Presentation of Duff & Phelps, LLC to the special committee of Eagle Point's board of directors, dated as of April 30, 2001.

(c)(3) Presentation of Duff & Phelps, LLC to the special committee of Eagle Point's board of directors, dated as of July 9, 2001.

(d) Agreement and Plan of Merger, dated as of July 12, 2001, by and among Eagle Point, JB Acquisitions and Talon (set forth as Annex A to the Proxy Statement).

(f) Section 262 of the Delaware General Corporation Law (set forth as Annex D to the Proxy Statement).



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